Subject to Completion Preliminary Term Sheet dated February 8, 2018	Filed Pursuant to Rule 433 Registration Statement No. 333-202524 (To Prospectus dated March 5, 2015, Prospectus Supplement dated March 5, 2015 and Product Supplement STOCK ARN-1 dated April 23, 2015)

Units	Pricing Date*	February , 2018
$10 principal amount per unit	Settlement Date*	March , 2018
CUSIP No.	Maturity Date*	April , 2019
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Accelerated Return Notes® Linked to the Common Stock of Apple Inc.

▪	Maturity of approximately 14 months

▪	3-to-1 upside exposure to increases in the Underlying Stock, subject to a capped return of [19% to 23%]

▪	1-to-1 downside exposure to decreases in the Underlying Stock, with 100% of your investment at risk

▪	All payments occur at maturity and are subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Supplement to the Plan of Distribution—Role of MLPF&S”

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See “Risk Factors” beginning on page TS-6 of this term sheet and beginning on page PS-6 of product supplement STOCK ARN-1.

The estimated initial value of the notes on the pricing date is expected to be between $9.39 and $9.69 per unit, which will be less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Summary” on page TS-2 and “Risk Factors” beginning on page TS-6 of this term sheet for additional information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to HSBC	$ 9.80	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

February   , 2018

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

Summary

The Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the common stock of Apple Inc. (the “Underlying Stock”), is greater than the Starting Value (as determined below). If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Stock, subject to our credit risk. See “Terms of the Notes” below.

The estimated initial value of the notes will be less than the price you pay to purchase the notes. The estimated initial value is determined by reference to our or our affiliates’ internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, will reduce the economic terms of the notes (including the Capped Value). The estimated initial value will be calculated on the pricing date and will be set forth in the pricing supplement to which this term sheet relates.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC ”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The common stock of Apple Inc. (the “Underlying Company”) (Nasdaq symbol: AAPL)
Starting Value:	The Volume Weighted Average Price on the pricing date
Volume Weighted Average Price:	The volume weighted average price (rounded to two decimal places) shown on page “AQR” on Bloomberg L.P. for trading in shares of the Underlying Stock taking place from approximately 9:30 a.m. to 4:05 p.m. on all U.S. exchanges.
Ending Value:	The Closing Market Price of the Underlying Stock on the calculation day, multiplied by the Price Multiplier on that day. The scheduled calculation day is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-19 of product supplement STOCK ARN-1.
Participation Rate:	300%
Capped Value:	[$11.90 to $12.30] per unit, which represents a return of [19% to 23%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Calculation Day:	Approximately the fifth scheduled trading day immediately preceding the maturity date.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Stock described beginning on page PS-18 of product supplement STOCK ARN-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-9.
Calculation Agents:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and HSBC, acting jointly.

Accelerated Return Notes®	TS-2

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪	Product supplement STOCK ARN-1 dated April 23, 2015: https://www.sec.gov/Archives/edgar/data/83246/000114420415024687/v408148_424b2.htm

▪	Prospectus supplement dated March 5, 2015: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▪	Prospectus dated March 5, 2015: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STOCK ARN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the price of the Underlying Stock will increase moderately from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss, which could be significant, if the Underlying Stock decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the notes will be capped.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning shares of the Underlying Stock.

▪	You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You believe that the price of the Underlying Stock will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪	You seek principal repayment or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the Underlying Stock.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Accelerated Return Notes®	TS-3

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

Hypothetical Payout Profile

The graph below is based on hypothetical numbers and values.

Accelerated Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 300% and a Capped Value of $12.10 per unit (the midpoint of the Capped Value range of [$11.90 to $12.30]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Stock, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and term of your investment.

The following table is based on a Starting Value of 100, the Participation Rate of 300% and a Capped Value of $12.10 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$10.00	0.00%
102.00	2.00%	$10.60	6.00%
103.00	3.00%	$10.90	9.00%
105.00	5.00%	$11.50	15.00%
110.00	10.00%	$12.10(2)	21.00%
120.00	20.00%	$12.10	21.00%
130.00	30.00%	$12.10	21.00%
140.00	40.00%	$12.10	21.00%
150.00	50.00%	$12.10	21.00%
160.00	60.00%	$12.10	21.00%

(1)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying Stock.
(2)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual prices of the Underlying Stock, see “The Underlying Stock” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Stock, which you would otherwise be entitled to receive if you invested in the Underlying Stock directly. In addition, all payments on the notes are subject to issuer credit risk.

Accelerated Return Notes®	TS-4

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80.00, or 80.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 80.00

= $8.00 Redemption Amount per unit

Example 2

The Ending Value is 103.00, or 103.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 103.00

= $10.90 Redemption Amount per unit

Example 3

The Ending Value is 130.00, or 130.00% of the Starting Value:

Starting Value: 100.00

Ending Value: 130.00

= $19.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $12.10 per unit

Accelerated Return Notes®	TS-5

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Underlying Stock. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Stock.

▪	The estimated initial value of the notes will be less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We will determine the estimated initial value by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value will reflect our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

▪	Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

▪	The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-9 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

▪	The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Underlying Stock and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

▪	A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Underlying Stock), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

▪	The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Company.

▪	While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Company, we, MLPF&S and our respective affiliates do not control the Underlying Company, and have not verified any disclosure made by the Underlying Company.

▪	There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S. We have the right to appoint and remove the calculation agents.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-33 of product supplement STOCK ARN-1.

Accelerated Return Notes®	TS-6

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

The Underlying Stock

We have derived the following information about the Underlying Company from publicly available documents. We have not independently verified the accuracy or completeness of the following information. Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices, along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers.

Because the Underlying Stock is registered under the Securities Exchange Act of 1934, the Underlying Company is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Company can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s website at http://www.sec.gov by reference to SEC CIK number 320193.

This term sheet relates only to the notes and does not relate to the Underlying Stock or to any other securities of the Underlying Company. The Underlying Company will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Company’s publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Company in connection with the offering of the notes. None of us, MLPF&S, or any of our affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Company are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Company could affect the value of the Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stock is not a recommendation to buy or sell the Underlying Stock.

The Underlying Stock trades on the Nasdaq Global Select Market under the symbol “AAPL.”

Historical Data

The following table shows the quarterly high and low Closing Market Prices of the shares of the Underlying Stock on its primary exchange from the first quarter of 2008 through February 5, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

	High ($)	Low ($)
2008
First Quarter	27.85	17.02
Second Quarter	27.14	21.02
Third Quarter	25.67	15.04
Fourth Quarter	15.86	11.50
2009
First Quarter	15.70	11.17
Second Quarter	20.67	15.53
Third Quarter	26.59	19.34
Fourth Quarter	30.23	25.82
2010
First Quarter	33.69	27.43
Second Quarter	39.17	33.69
Third Quarter	41.78	34.31
Fourth Quarter	46.50	39.81
2011
First Quarter	51.88	46.67
Second Quarter	50.44	45.05
Third Quarter	59.06	49.03
Fourth Quarter	60.32	51.93
2012
First Quarter	88.23	58.75
Second Quarter	90.89	75.73
Third Quarter	100.30	82.13
Fourth Quarter	95.96	72.71
2013

Accelerated Return Notes®	TS-7

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

First Quarter	78.43	60.01
Second Quarter	66.26	55.79
Third Quarter	72.53	58.46
Fourth Quarter	81.44	68.71
2014
First Quarter	79.62	71.35
Second Quarter	94.25	73.99
Third Quarter	103.30	93.08
Fourth Quarter	119.00	96.26
2015
First Quarter	133.00	105.99
Second Quarter	132.65	124.25
Third Quarter	132.07	103.12
Fourth Quarter	122.57	105.26
2016
First Quarter	109.56	93.42
Second Quarter	112.10	90.34
Third Quarter	115.57	94.99
Fourth Quarter	118.25	105.71
2017
First Quarter	144.12	116.02
Second Quarter	156.10	140.68
Third Quarter	164.05	142.73
Fourth Quarter	176.42	153.48
2018
First Quarter (through February 5, 2018)	179.26	156.49

This historical data on the Underlying Stock is not necessarily indicative of the future performance of the Underlying Stock or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Stock during any period set forth above is not an indication that the price per share of the Underlying Stock is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Stock.

Accelerated Return Notes®	TS-8

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stock, the remaining term of the notes, and the issuer’s creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•	the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•	a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•	a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Stock and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer’s creditworthiness, interest rate movements, the volatility of the Underlying Stock, the tenor of the

Accelerated Return Notes®	TS-9

Accelerated Return Notes® Linked to the Common Stock of Apple Inc., due April , 2019

notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to ARNs” beginning on page PS-6 and “Use of Proceeds” on page PS-15 of product supplement STOCK ARN-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid executory contracts with respect to the Underlying Stock.

▪	Under this characterization and tax treatment of the notes, a U.S. holder (as defined in the prospectus supplement) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

▪	Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement and prospectus supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the prospectus supplement) on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-33 of product supplement STOCK ARN-1.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-10